EXHIBIT 3

Internal FAQ

What did Pershing Square recently propose concerning ADP’s Board members?

Pershing Square proposed to end its proxy contest if ADP were to agree to add Bill Ackman and  Pershing Square’s two other nominees to the ADP Board, expanding it from 10 to 13 directors.

Why did ADP not agree to Pershing Square’s proposal?

After a thorough review of Pershing Square’s nominees, including conducting individual interviews with each candidate, the Nominating/Corporate Governance Committee determined that none of the nominees would bring additive skills or experience to the ADP Board. Nothing in Mr. Ackman's presentation on September 5 caused the Board to change its view. The Board believes these nominees do not have the experience to appropriately evaluate or manage the risk associated with the pace of change Pershing Square has proposed. Therefore, we are suggesting ADP shareholders vote for the existing 10 members of the ADP Board, who are up for reelection at our November 7, 2017, Annual Meeting.

Does this mean the proxy fight will continue?

Likely, it will. Current status is that ADP’s Board of Directors is encouraging shareholders to vote for its recommended board members.

What will be decided at the November 7 Annual Meeting of ADP Stockholders?

Stockholders of record at the close of business on September 8, 2017 will be entitled to vote on a number of proposals at the Annual Meeting including the election of director nominees.

ADP’s current Board of Directors unanimously recommends that ADP stockholders vote to re-elect ADP’s 10 highly qualified and experienced director nominees.

If I am an ADP shareholder, what should I do?

The ADP Board of Directors is encouraging all shareholders to vote for reelection of ADP’s current Board.  That means voting the WHITE proxy card all shareholders will receive.